Exhibit 99.1

 Medigus to Acquire Control of Automated Online & Offline Ticketing Platform Company Eventer

Medigus to hold 50.1% in Eventer

OMER, Israel, October 16, 2020 - Medigus Ltd. (Nasdaq:MDGS) (TASE:MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced the signing of a share purchase agreement and revolving loan agreement with Eventer Technologies Ltd., a leading company engaged in providing interactive automated online & offline enterprise ticketing and events platform, based on AI technology. As part of the share purchase agreement and the revolving loan agreement, Medigus shall invest up to $1,000,000 in Eventer based on a number of milestones and shall loan up to an additional amount of $1,250,000 to Eventer. Upon the closing of the transaction, Medigus will hold 50.1% of Eventer’s issued and outstanding share capital on a fully diluted basis.

Eventer develops unique tools for automatic creation, management, promotion and billing of events and ticketing sales. With the growing demand for enterprise and private online communication over the last year, Eventer’s systems offer, and enable, advanced user-friendly solutions for online events such as online concerts, enterprise events, online conferences, in addition to offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events.

Medigus was informed by Eventer that, to date Eventer’s platform has hosted 22,700 events, representing an increase of 118% on a year over year basis for the past 5 years, with approximately 8,000 events and 1 million tickets sold in 2019. Eventer’s business model is based on a 3%-6% commission structure on tickets sold through its platform as well as fees for provision of additional services such as marketing and tailored features. In 2019, the value of ticket sales on Eventer’s platform was approximately NIS 88 million.

A majority of Eventer’s activity and ticket sales are in Israel. Medigus believes that it has invested in an effort to further promote Eventer’s penetration to expand to target markets located primarily in North America.

Eventer’s clients include leading production companies, Israeli Electric Corporation, American Express, Live Nation, DGTL, Dinners Club, media portals, broadcasting networks, academic institutions, entertainment and cultural organizations and many enterprises in additional fields.

With Eventer, enterprises and individuals can easily create an event, customize landing pages, sell tickets through social media and a Web and Mobile integrated sales interface, manage the event, promotions and more. In the online venues segment, Eventer offers a unique platform for building an entertainment driven costumer experience.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about Medigus’ advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus Ltd. is using forward-looking statements when it discusses the potential acquisition of, and loans to, Eventer Technologies Ltd. and Eventer’s proposed expansion in North America. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in or derived from this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com